FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For September 21, 2016

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street

Netanya, Israel 42140

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                          Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                      No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES DEVELOPMETS RE GOLAN TELECOM

Netanya, Israel – September 21, 2016 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (the "Company") is making the following announcement because the Company's controlling shareholder will report this information under its Israeli reporting obligations:

Following the company's previous report regarding the Company's negotiations of a future collaboration with two third parties that are interested in the purchase of Golan Telecom Ltd., or Golan Telecom, the Company is in advanced stages of negotiations with each of these third parties (Marathon 018 Xfone Ltd. with which the Company has entered a network sharing and hosting agreement, as previously reported, and another group of investors), regarding a network sharing and hosting agreement, under which the Company shall be entitled to an annual sum estimated by the Company to be NIS 220 – 250 million for a period of 10 years (a total of over NIS 2.2 billion over the agreement term) which also resolves past national roaming payment differences with Golan Telecom, previously reported).

Any such agreements are subject to the completion of negotiations to the satisfaction of the Company, the Company's board of directors' approval, the purchase of Golan Telecom by one of these third parties and the regulatory approvals for all such agreements. The Company cannot estimate the results of any of the abovementioned negotiations, whether such negotiations shall mature into agreements and whether such agreements shall be approved by the regulators.

For additional details see the Company's 2015 Annual Report under "Item 3 Key Information - D. Risk Factors– Risks Related to our Business –We face intense competition in all aspects of our business" and "- Risks Related to the Proposed Acquisition of Golan Telecom Ltd." and under "Item 4. Information on the Company –"B. Business Overview - General - Agreement for the Purchase of Golan", and under "-Competition – Cellular" and " - Government Regulation –Additional MNOs", and the Company's current reports on Form 6-K date March 28, 2016, April 12, 2016, May 16, 2016, June 13, 2016, July 12, 2016, July 21, 2016, August 10, 2016 under "Other developments during the second quarter of 2016 and subsequent to the end of the reporting period – Golan Telecom" and "Agreement with Xfone", September 6 and 12, 2016.

Forward looking statement

The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements, relating to the conclusion of the negotiations into agreements, their execution and any benefits therefrom, are subject to uncertainties and assumptions about the parties ability to conclude negotiations, receipt of the parties' authorized organs' approval, the entering of either of those third parties into an agreement for the purchase of Golan Telecom and the necessary regulatory approvals to all such agreements, the parties' ability to execute the contemplated arrangements and the Israeli telecommunication market condition. The actual conditions the Company may face could lead to materially different outcome than that set forth above.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.812 million cellular subscribers (as at June 30, 2016) with a broad range of value added services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides OTT TV services (as of December 2014), internet infrastructure (as of February 2015) and connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il/

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	September 21, 2016	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary